Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  May 10, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1764
                       Total Income Portfolio, Series 13
                       File Nos. 333-223947 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comments made during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1764, filed on March 27, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Total Income Portfolio, Series 13 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection

     1. The "Equity Securities Segment" section states that the Trust may invest in international companies. If the Trust can invest in companies located in emerging markets, please add the appropriate disclosures to this section and the risk sections.

     Response: The Trust may invest in companies located in emerging markets. The appropriate disclosures have been added to the prospectus.

Investment Summary -- Principal Risks

     2. The duration example in the seventh bullet uses a duration of five years. Please confirm that the average weighted duration of the underlying securities is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

     Response: The sponsor of the Trust confirms that the average weighted duration of the underlying securities is approximately five years or less and, therefore, the example does not need to be revised.

Investment Summary -- Fees and Expenses

     3. Please confirm that the expenses of the business development companies and the exchange-traded funds are included in the "Annual Fund Operating Expenses" table.

     Response: The sponsor of the Trust confirms that the expenses of the business development companies and the exchange-traded funds are included in the "Annual Fund Operating Expenses" table.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren